AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, CO 80230
August 17, 2006
Correspondence Filing Via Edgar and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549
Attn: Linda van Doorn
         Thomas Flinn

Re:	AIMCO Properties, L.P. File No. 000-24497 Form 10-K for the year ended December 31, 2005
Ladies & Gentlemen:
     This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), in a letter dated August 3, 2006, which was sent in response to the Partnership’s July 28, 2006, response to the Staff’s original comment letter dated July 14, 2006. The Partnership’s response to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comment in the Staff’s August 3, 2006, letter.
*   *   *   *   *
Note 12 — Partners’ Capital
High Performance Units, page F-32
1.	Comment: To help us evaluate your response dated July 28, 2006 could you please provide us with the valuation reports which should include a description of the valuation methodology you used to determine the fair value of each High Performance Unit.

United States Securities and Exchange Commission
August 17, 2006

     Response: The Partnership provides herewith copies of the valuation letters from Salomon Smith Barney for the first program (the Class I HPUs) and the valuation letters from Lehman Brothers for the fifth (Class V HPUs), sixth (Class VI HPUs), seventh (Class VII HPUs), eighth (Class VIII HPUs) and ninth (Class IX HPUs) programs. The Partnership has undertaken a diligent search, both internally and externally, and has been unable to locate copies of the valuation letters for the second (Class II HPUs), third (Class III HPUs), and fourth (Class IV HPUs) programs. The Partnership will continue to search for those valuation reports and will provide them if they are located. As previously mentioned, the benchmarks were reached only in the case of the Class I HPUs; in the case of Class II, Class III, Class IV, Class V and Class VI HPUs the benchmarks were not reached; and in the case of Class VII, Class VIII and Class IX HPUs, the valuation periods have not expired.
     If you have further questions regarding the information provided, please contact Miles Cortez, Executive Vice President, General Counsel and Secretary of AIMCO-GP, Inc., the general partner of the Partnership, at (303) 691-4301 (phone) or (303) 300-3297 (facsimile), or me at (303) 691-4307 (phone) or (303) 300-3284 (facsimile). In addition, in the event of additional correspondence on this matter or correspondence on any future matter from the Staff, please include Mr. Cortez as an addressee.

Sincerely,

/s/ Thomas M. Herzog

Thomas M. Herzog
Executive Vice President and Chief Financial Officer
of AIMCO-GP, Inc., the general partner of AIMCO
Properties, L.P.
Enclosures

Cc:	Miles Cortez Robert Y. Walker, IV

A Member of Travelers Group
February 20, 1998
The Board of Directors
Apartment Investment & Management Company
1873 S. Bellaire Street
Suite 1700
Denver, CO 80222-4348
You have requested an assessment of the fair market value of certain incentive stock options (the “Incentive Options”) and Out Performance options (the “Out Performance Options,” and together with the Incentive Options, the “Options”) that Apartment Investment & Management Company (“AIMCO” or the “Company”) proposes to grant to certain officers of the Company
You have informed us that the first security is an Incentive Option whereby an optionee is granted the right, but not the obligation, to obtain shares of AIMCO common stock (the “Common Stock”) by paying a price which is established as the price of the Common Stock on the grant date. Specifically, the Incentive Option is a non-transferable ten-year call option exercisable at any time according to a vesting schedule. AIMCO will grant these Incentive Options to employees, at no cost, as a part of the Company’s compensation program.
You have informed us that the second security is an Out Performance Option whereby an optionee is granted the right, but not the obligation, to receive a payoff equal to the amount that the Common Stock’s total return (price appreciation plus dividend reinvestment) exceeds the total return of a relevant defined index. In order for these Out Performance Options to become exercisable, the Common Stock must satisfy two conditions. The first condition is that the annualized total return (capital appreciation plus dividends) of the Common Stock must be at least 9% annualized (29.5% in the aggregate over a three-year period). The second condition is that the Common Stock must outperform the total annualized return of the Morgan Stanley REIT Index multiplied by 1.15. For example, for a 10% index return, the Common Stock total return would need to equal or exceed 11.5% in order to meet this condition. Upon exercise of the option, the holder would receive an amount equal to the total return on the Common Stock, less the greater of: (i) the return on the Morgan Stanley REIT Index multiplied by

1.15 or (ii) 9% payable in shares of AIMCO restricted stock (the “Restricted Stock”). The Restricted Stock will be non-transferable except in the event of death or change of control. Furthermore, the Out Performance Options will also be non-transferable except in the event of death or change of control. These factors have a significant influence on the value of the Out Performance Options as well as the value of the Restricted Stock underlying the options. AIMCO has offered to sell these Out Performance Options to management at a cost equal to the estimated fair value, which will be established by the AIMCO Board of Directors based on our valuation.
In arriving at our valuation, we have made certain assumptions regarding the Company, using publicly available information and general market and industry knowledge. In addition we have used the following specific assumptions. The Incentive Option is valued as an American call option using the Cox-Ross-Rubinstein binomial option pricing technique. Adjustments arc made to reflect anticipated employee turnover and early exercise due to non-transferability in accordance with FASB-123, industry practice, and general experience. Ranges surrounding historical estimates of volatility and dividend yield are used. Sensitivity to ranges of key input variables are also provided. We have also considered such other information, financial studies, analyses, investigations and financial, economic, market and trading criteria as we deemed relevant. Our valuation analysis is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Management of the Company has informed us that the factual basis underlying the stated assumptions are reasonable.
In addition, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise discussed with us by Management of the Company.
We believe the non-transferability discount of the underlying Restricted Stock is similar to the “marketability discount” observed in academic and legal literature. The marketability discount is the value degradation resulting from the inability of the security holder to sell the security at a fair, open market price in a timely manner. The most common discussions and precedents relating to marketability discounts are associated with discounts for restricted stock. The general range seen for this discount on restricted stock has been between 30%-50%. The most sensitive factors governing the permitted discounts in legal proceedings have been the time period for which marketability is being restricted and the amount of restricted Stock that can be legally sold before full marketability is allowed. As such, given that the Restricted Stock is non-transferable except in the event of death or change of control, the upper end of the range (50%) appears reasonable.
A similar range of discounts would apply to the Out Performance Options, as the Out Performance Options also are non-transferable (except in limited circumstances). This results in the option holder being unable to extract the time value of an option by selling it, and is therefore left with only the intrinsic value. A mid-point discount of 40% appears reasonable for the Out Performance Option, when combined with a 50% discount on the Restricted Stock results in a 70% discount to the theoretical price of a freely traded option. While these discounts appear reasonable given our experience, economic arguments, precedents, and the specific circumstances of the Out Performance Options and underlying shares, we are not experts on the appropriateness or inappropriateness of these discounts.
The Out Performance Option is valued as an exchange option using the Cox-Ross-Rubinstein binomial option pricing model for two correlated assets. Modifications are made to the standard option pricing model to incorporate the impact of dilution and AIMCO’s extra restrictions limiting exercise and payout. The total return nature of the option also requires a modification to reflect volatility and correlation for each security to be calculated with dividends reinvested. Ranges of historical levels of volatility, correlation, and dividend yields are used.
As you are aware, Salomon Brothers Inc and Smith Barney Inc., collectively doing business as Salomon Smith Barney, acted in good faith in providing this service, without an attached fee, to the Company. In the ordinary course of our business we may actively trade or hold the equity and debt securities of the Company for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain business relationships with the Company.
Based upon and subject to the foregoing:
(i)	based on the $37 3/8 grant price, the Incentive Options are fairly valued at $2.99 per option. Sensitivity analysis yields a value variation between $2.72 and $3.26; and

(ii)	based on the $36 3/4 grant price, the Out Performance Options are fairly valued at $0.29 per option. Sensitivity analysis yields a value variation between $0.26 and $0.32.
The valuations provided are theoretical in nature because there are no known liquid markets trading securities of this type that can substantiate their market or fair value. However, the modeling techniques employed are rooted in theory that has been demonstrated accurate in predicting market values when markets are liquid.

This valuation is solely for the information and benefit of the Company and is not to be reproduced, circulated, quoted or referred to, in whole or in part, at any time, in any manner or for any purpose, nor shall any public references to Salomon Smith Barney be made, without the prior written consent of Salomon Smith Barney, which consent shall not be unreasonably withheld.
Very truly yours,
SALOMON SMITH BARNEY

April 24, 2002
The Board of Directors
Apartment Investment and Management Company
2000 S. Colorado Blvd.
Tower Two, Suite 2-1000
Denver, CO 80222-7900
Ladies and Gentlemen:
Apartment Investment and Management Company (the “Company”) has requested that Lehman Brothers assist in providing valuation advice to the Company’s Board of Directors in connection with the Company’s issuance of Class V High Performance Units of AIMCO Properties, L.P. (the “Class V HPUs”) to certain employees and officers of the Company. Lehman Brothers is pleased to confirm its analysis provided to the Company as of March 28, 2002. As part of the analysis, the Company has provided Lehman Brothers: (i) terms and conditions for the Class V HPUs, which are outlined in the Company’s definitive Proxy Statement dated April 1, 2002 (the “Proxy”) and (ii) financial projections for the Company. We understand that, pending shareholder approval, the Company will offer to sell the Class V HPUs to management at a cost equal to the estimated fair value, which has been established by the AIMCO Board of Directors based in part on our valuation. Capitalized terms used herein refer to defined terms in the Proxy, unless otherwise indicated.
You should note that our analysis does not in any manner address the Company’s underlying business decision to proceed with or effect the issuance of the Class V HPUs. For purposes of our analysis, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us by the Company without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.
This opinion is solely for the use and benefit of the Board of Directors of the Company and shall not be disclosed publicly or made available to, or relied upon by, any third party without our approval (except as may be required by applicable law, regulation or legal process). Notwithstanding the foregoing, (a) the Company may disclose publicly that it has obtained this opinion (provided it does not disclose that such opinion was provided by Lehman Brothers without Lehman Brothers prior written consent) and (b) the Company may disclose the valuation analyses prepared by Lehman Brothers to Ernst & Young LLP (“E&Y”), provided that prior to such disclosure E&Y agrees that (i) it does not acquire any rights as a result of such access and that Lehman Brothers does not assume any duties or obligations in connection with, or as a result of, such access, (ii) it represents that it will not rely on the valuation analyses and will make no claim that it has done so, (iii) it will make no claim against Lehman Brothers that, in any way, relates to the valuation analyses or arises out of having access to the valuation analyses, and (iv) it will not distribute the valuation analyses to anyone, except if compelled by legal process. You agree that you will not use this information for any other purpose and that you will not name Lehman Brothers in any financial statement or other public document as having supplied such information to you, without Lehman Brothers’ prior approval. Lehman Brothers did not act as your financial advisor in connection with the development or structuring of the Class V HPUs.
Our view of estimated fair value of the Class V HPUs was determined based on our application of a standard option valuation methodology. The method for providing a valuation range can be summarized as follows:
1.	Calculate a range of projected share prices at December 31, 2004 for the Company and the Morgan Stanley REIT Index (the “RMS”).

2.	Calculate the probabilities for each pair (i.e., the Company and the RMS) of share price outcomes described in paragraph 1. The probabilities are calculated using historical volatilities for the share prices of the Company and the RMS as well as the historical correlation between the two share prices.

3.	Calculate the projected amount of the Outperformance Shareholder Value Added created for each outcome described in paragraph 1.

4.	Determine share equivalents for each pair of share prices by dividing the Outperformance Shareholder Value Added by corresponding projected 20-day average share price for the Company at December 31, 2004.

5.	Determine the Class V HPU Value for each pair of share prices by multiplying the share equivalents by the present value of the Company’s projected dividend stream in perpetuity beyond December 31, 2004.

6.	Calculate the expected value of Class V HPUs by taking the sum of the products of the probabilities described in paragraph 2 multiplied by the Class V HPU Value determined in paragraph 5.
In addition, Lehman Brothers made several assumptions regarding both the Company and the RMS. The assumptions include but are not limited to the following: the projected share prices for both the Company and the RMS are based on Black-Scholes and risk neutral methodologies; average equity market capitalization for the Company was determined by taking a linear average of the initial plan price (as described in the Proxy) and the valuation date price; the Company maintains a constant number of shares and units throughout the valuation period; the 20-day average share price for the Company at the end of the valuation period is equal to the share price at the end of the valuation period; the Company’s volatility, the RMS’s volatility and dividend yield as well as the correlation between the Company’s and the RMS’s stock prices are based on historical levels; the Company’s future dividend stream is a perpetual stream with constant growth; and discount rates and the risk free rate remain constant through the valuation period.

In addition, Lehman Brothers relied upon current information, assumptions and financial projections provided to Lehman Brothers by the Company. The information provided by the Company includes but is not limited to the following:
•	December 31, 2001 current shares and units outstanding as well as fully diluted shares and units outstanding,

•	The initial plan price (as described in the Proxy) for the share price of the Company, and

•	The projected dividend growth rate for the Company’s common stock.
The discount rate range used in our analysis was 20% to 30%. This discount rate range was derived by considering market views of public REITs’ long-term cost of equity capital and also considering the unique characteristics and restrictions associated with the Class V HPUs. Such characteristics and restrictions include, but are not limited to: i) Class V HPUs are illiquid and non-transferable; ii) Class V HPUs will not be registered securities; iii) Class V HPUs contain forfeiture restrictions; and iv) Class V HPUs contain no features for capital appreciation. While Class V HPUs can become liquid upon the change of control, there is no practical basis of which Lehman Brothers is aware for adjusting the discount rate or otherwise modeling this possibility.
Our view is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the close of trading on April 24, 2002; however, historical volatilities and correlations are based on the close of trading on December 31, 2001. Lehman Brothers assumes no obligation, and does not intend, to update its view to reflect any changes in such conditions.
Based upon and subject to the foregoing, as indicated in the attached chart, we believe the estimated fair value for the Class V HPUs falls within a range of $625,000 to $1,450,000.

Sincerely,

LEHMAN BROTHERS INC.

CLASS V HPU VALUE ($000s)

		Projected Dividend Growth Rate
		1.0%	2.0%	3.0%	4.0%	5.0%
Discount Rate	20.0%	1,108	1,209	1,323	1,452	1,599

	22.0%	960	1,042	1,133	1,236	1,351
	24.0%	840	908	983	1,066	1,159
	26.0%	741	798	861	929	1,006
	28.0%	659	707	760	818	881

	30.0%	589	631	676	725	779

March 28, 2003
The Board of Directors
Apartment Investment and Management Company
4582 South Ulster Street Parkway
Suite 1100
Denver, CO 80237
Ladies and Gentlemen:
Apartment Investment and Management Company (the “Company”) has requested that Lehman Brothers assist in providing valuation advice to the Company’s Board of Directors in connection with the Company’s issuance of Class VI High Performance Units of AIMCO Properties, L.P. (the “Class VI HPUs”) to certain employees and officers of the Company. Lehman Brothers is pleased to confirm its analysis provided to the Company as of March 28, 2003. As part of the analysis, the Company has provided Lehman Brothers: (i) terms and conditions for the Class VI HPUs, which are outlined in the Company’s definitive Proxy Statement dated April 25, 2003 (the “Proxy”) and (ii) financial projections for the Company. We understand that, pending shareholder approval, the Company will offer to sell the Class VI HPUs to management at a cost equal to the estimated fair value, which has been established by the AIMCO Board of Directors based in part on our valuation. Capitalized terms used herein refer to defined terms in the Proxy, unless otherwise indicated.
You should note that our analysis does not in any manner address the Company’s underlying business decision to proceed with or effect the issuance of the Class VI HPUs. For purposes of our analysis, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us by the Company without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.
This opinion is solely for the use and benefit of the Board of Directors of the Company and shall not be disclosed publicly or made available to, or relied upon by, any third party without our approval (except as may be required by applicable law, regulation or legal process). Notwithstanding the foregoing, (a) the Company may disclose publicly that it has obtained this opinion (provided it does not disclose that such opinion was provided by Lehman Brothers without Lehman Brothers prior written consent) and (b) the Company may disclose the valuation analyses prepared by Lehman Brothers to Ernst & Young LLP (“E&Y”), provided that prior to such disclosure E&Y agrees that (i) it does not acquire any rights as a result of such access and that Lehman Brothers does not assume any duties or obligations in connection with, or as a result of, such access, (ii) it represents that it will not rely on the valuation analyses and will make no claim that it has done so, (iii) it will make no claim against Lehman Brothers that, in any way, relates to the valuation analyses or arises out of having access to the valuation analyses, and (iv) it will not distribute the valuation analyses to anyone, except if compelled by legal process. You agree that you will not use this information for any other purpose and that you will not name Lehman Brothers in any financial statement or other public document as having supplied such information to you, without Lehman Brothers’ prior approval. Lehman Brothers did not act as your financial advisor in connection with the development or structuring of the Class VI HPUs.
Our view of estimated fair value of the Class VI HPUs was determined based on our application of a standard option valuation methodology. The method for providing a valuation range can be summarized as follows:
1.	Calculate a range of projected share prices at December 31, 2005 for the Company and the Morgan Stanley REIT Index (the “RMS”).

2.	Calculate the probabilities for each pair (i,e., the Company and the RMS) of share price outcomes described in paragraph 1. The probabilities are calculated using historical volatilities for the share prices of the Company and the RMS as well as the historical correlation between the two share prices.

3.	Calculate the projected amount of the Outperformance Shareholder Value Added created for each outcome described in paragraph 1.

4.	Determine share equivalents for each pair of share prices by dividing the Outperformance Shareholder Value Added by corresponding projected 20-day volume weighted average share price for the Company at December 31, 2005.

5.	Determine the Class VI HPU Value for each pair of share prices by multiplying the share equivalents by the present value of the Company’s projected dividend stream in perpetuity beyond December 31, 2005.

6.	Calculate the expected value of Class VI HPUs by taking the sum of the products of the probabilities described in paragraph 2 multiplied by the Class VI HPU Value determined in paragraph 5.
In addition, Lehman Brothers “made several assumptions regarding both the Company and the RMS. The assumptions include but are not limited to the following: the projected share prices for both the Company and the RMS are based on Black-Scholes and risk neutral methodologies; average equity market capitalization for the Company was determined by taking a linear average of the initial plan price (as described in the Proxy) and the valuation date price; the Company maintains a constant number of shares and units throughout the valuation period; the 20-day volume weighted average share price for the Company at the end of the valuation period is equal to the share price at the end of the valuation period; the Company’s volatility, the RMS’s volatility and dividend yield as well as the correlation between the Company’s and the RMS’s stock prices are based on historical levels; the Company’s future dividend stream is a perpetual stream with constant growth; and discount rates and the risk free rate remain constant through the valuation period.

In addition, Lehman Brothers relied upon current information, assumptions and financial projections provided to Lehman Brothers by the Company. The information provided by the Company includes but is not limited to the following:
•	December 31, 2001 current shares and units outstanding as well as fully diluted shares and units outstanding,

•	The initial plan price (as described in the Proxy) for the share price of the Company, and

•	The projected dividend growth rate for the Company’s common stock.
The discount rate range used in our analysis was 20% to 30%. This discount rate range was derived by considering market views of public REITs’ long-term cost of equity capital and also considering the unique characteristics and restrictions associated with the Class VI HPUs. Such characteristics and restrictions include, but are not limited to: i) Class VI HPUs are illiquid and non-transferable; ii) Class VI HPUs will not be registered securities; iii) Class VI HPUs contain forfeiture restrictions; and iv) Class VI HPUs contain no features for capital appreciation. While Class VI HPUs can become liquid upon the change of control, there is no practical basis of which Lehman Brothers is aware for adjusting the discount rate or otherwise modeling this possibility.
Our view is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the close of trading on March 28, 2003; however, historical volatilities and correlations are based on the close of trading on December 31, 2002. Lehman Brothers assumes no obligation, and does not intend, to update its view to reflect any changes in such conditions.
Based upon and subject to the foregoing, as indicated in the attached chart, we believe the estimated fair value for the Class VI HPUs falls within a range of $620,000 to $1,490,000.

Sincerely,

LEHMAN BROTHERS INC.

HPU Value ($MM)

		Dividend Growth Rate
		0%	1%	2%	3%

Discount Rate	20%	1.15	1.25	1.36	1.49
	22%	1.00	1.08	1.17	1.28
	24%	0.88	0.95	1.02	1.11
	26%	0.78	0.84	0.90	0.97
	28%	0.69	0.74	0.80	0.86
	30%	0.62	0.66	0.71	0.76

June 7, 2004
The Board of Directors
Apartment Investment and Management Company
4582 South Ulster Street Parkway
Suite 1100
Denver, CO 80237
Ladies and Gentlemen:
Apartment Investment and Management Company (the “Company”) has requested that Lehman Brothers assist in providing valuation advice to the Company’s Board of Directors in connection with the Company’s issuance of Class VII High Performance Units of AIMCO Properties, L.P. (the “Class VII HPUs”) to certain employees and officers of the Company. Lehman Brothers is pleased to confirm its analysis provided to the Company as of April 9, 2004. As part of the analysis, the Company has provided Lehman Brothers: (i) terms and conditions for the Class VII HPUs, which are outlined in the Company’s definitive Proxy Statement dated April 30, 2004 (the “Proxy”) and (ii) financial projections for the Company. We understand that, pending shareholder approval, the Company will offer to sell the Class VII HPUs to management at a cost equal to the estimated fair value, which has been established by the AIMCO Board of Directors based in part on our valuation. Capitalized terms used herein refer to defined terms in the Proxy, unless otherwise indicated.
You should note that our analysis does not in any manner address the Company’s underlying business decision to proceed with or effect the issuance of the Class VII HPUs. For purposes of our analysis, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us by the Company without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.
This opinion is solely for the use and benefit of the Board of Directors of the Company and shall not be disclosed publicly or made available to, or relied upon by, any third party without our approval (except as may be required by applicable law, regulation or legal process). Notwithstanding the foregoing, (a) the Company may disclose publicly that it has obtained this opinion (provided it does not disclose that such opinion was provided by Lehman Brothers without Lehman Brothers prior written consent) and (b) the Company may disclose the valuation analyses prepared by Lehman Brothers to Ernst & Young LLP (“E&Y”), provided that prior to such disclosure E&Y agrees that (i) it does not acquire any rights as a result of such access and that Lehman Brothers does not assume any duties or obligations in connection with, or as a result of, such access, (ii) it represents that it will not rely on the valuation analyses and will make no claim that it has done so, (iii) it will make no claim against Lehman Brothers that, in any way, relates to the valuation analyses or arises out of having access to the valuation analyses, and (iv) it will not distribute the valuation analyses to anyone, except if compelled by legal process. You agree that you will not use this information for any other purpose and that you will not name Lehman Brothers in any financial statement or other public document as having supplied such information to you, without Lehman Brothers’ prior approval. Lehman Brothers did not act as your financial advisor in connection with the development or structuring of the Class VII HPUs.
Our view of estimated fair value of the Class VII HPUs was determined based on our application of a standard option valuation methodology. The method for providing a valuation range can be summarized as follows:
1.	Calculate a range of projected share prices at December 31, 2006 for the Company and the Morgan Stanley REIT Index (the “RMS”).

2.	Calculate the probabilities for each pair (i.e., the Company and the RMS) of share price outcomes described in paragraph 1. The probabilities are calculated using historical volatilities for the share prices of the Company and the RMS as well as the historical correlation between the two share prices.

3.	Calculate the projected amount of the Outperformance Shareholder Value Added created for each outcome described in paragraph 1.

4.	Determine share equivalents for each pair of share prices by dividing the Outperformance Shareholder Value Added by corresponding projected 20-day volume weighted average share price for the Company at December 31, 2006.

5.	Determine the Class VII HPU Value for each pair of share prices by multiplying the share equivalents by the present value of the Company’s projected dividend stream in perpetuity beyond December 31, 2006.

6.	Calculate the expected value of Class VII HPUs by taking the sum of the products of the probabilities described in paragraph 2 multiplied by the Class VII HPU Value determined in paragraph 5.
In addition, Lehman Brothers made several assumptions regarding both the Company and the RMS. The assumptions include but are not limited to the following: the projected share prices for both the Company and the RMS are based on Black-Scholes and risk neutral methodologies; average equity market capitalization for the Company was determined by taking a linear average of the initial plan price (as described in the Proxy) and the valuation date price; the Company maintains a constant number of shares and units throughout the valuation period; the 20-day volume weighted average share price for the Company at the end of the valuation period is equal to the share price at the end of the valuation period; the Company’s volatility, the RMS’s volatility and dividend yield as well as the correlation between the Company’s and the RMS’s stock prices are based on historical levels; the Company’s future dividend stream is a perpetual stream with constant growth; and discount rates and the risk free rate remain constant through the valuation period.

In addition, Lehman Brothers relied upon current information, assumptions and financial projections provided to Lehman Brothers by the Company. The information provided by the Company includes but is not limited to the following:
•	December 31, 2003 current shares and units outstanding as well as fully diluted shares and units outstanding,

•	The initial plan price (as described in the Proxy) for the share price of the Company, and

•	The projected dividend growth rate for the Company’s common stock.
The discount rate range used in our analysis was 20% to 30%. This discount rate range was derived by considering market views of public REITs’ long-term cost of equity capital and also considering the unique characteristics and restrictions associated with the Class VII HPUs. Such characteristics and restrictions include, but are not limited to: i) Class VII HPUs are illiquid and non-transferable; ii) Class VII HPUs will not be registered securities; iii) Class VI HPUs contain forfeiture restrictions; and iv) Class VII HPUs contain no features for capital appreciation. While Class VII HPUs can become liquid upon the change of control, there is no practical basis of which Lehman Brothers is aware for adjusting the discount rate or otherwise modeling this possibility.
Our view is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the close of trading on April 8, 2004; however, historical volatilities and correlations are based on the close of trading on December 31, 2003. Lehman Brothers assumes no obligation, and does not intend, to update its view to reflect any changes in such conditions.
Based upon and subject to the foregoing, as indicated in the attached chart, we believe the estimated fair value for the Class VII HPUs falls within a range of $580,000 to $1,380,000.

Sincerely,

LEHMAN BROTHERS INC.

HPU Value ($MM)
		Dividend Growth Rate
		0%	1%	2%	3%
Discount Rate	20%	1.06	1.16	1.26	1.38
	22%	0.93	1.00	1.09	1.18
	24%	0.81	0.88	0.95	1.03
	26%	0.72	0.77	0.83	0.90
	28%	0.64	0.69	0.74	0.79
	30%	0.58	0.62	0.66	0.71

March 15, 2005
The Board of Directors
Apartment Investment and Management Company
4582 South Ulster Street Parkway
Suite 1100
Denver, CO 80237
Ladies and Gentlemen:
Apartment Investment and Management Company (the “Company”) has requested that Lehman Brothers assist in providing valuation advice to the Company’s Board of Directors in connection with the Company’s issuance of Class VIII High Performance Units of AIMCO Properties, L.P. (the “Class VIII HPUs”) to certain employees and officers of the Company. Lehman Brothers is pleased to confirm its analysis provided to the Company as of March 15, 2005. As part of the analysis, the Company has provided Lehman Brothers: (i) terms and conditions for the Class VII HPUs, which are outlined in the Company’s definitive Proxy Statement dated April 30, 2004 (the “Proxy”) and (ii) financial projections for the Company. We understand that, pending shareholder approval, the Company will offer to sell the Class VIII HPUs to management at a cost equal to the estimated fair value, which has been established by the AIMCO Board of Directors based in part on our valuation. Capitalized terms used herein refer to defined terms in the Proxy, unless otherwise indicated.
You should note that our analysis does not in any manner address the Company’s underlying business decision to proceed with or effect the issuance of the Class VIII HPUs. For purposes of our analysis, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us by the Company without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.
This opinion is solely for the use and benefit of the Board of Directors of the Company and shall not be disclosed publicly or made available to, or relied upon by, any third party without our approval (except as may be required by applicable law, regulation or legal process). Notwithstanding the foregoing, (a) the Company may disclose publicly that it has obtained this opinion (provided it does not disclose that such opinion was provided by Lehman Brothers without Lehman Brothers prior written consent) and (b) the Company may disclose the valuation analyses prepared by Lehman Brothers to Ernst & Young LLP (“E&Y”), provided that prior to such disclosure E&Y agrees that (i) it does not acquire any rights as a result of such access and that Lehman Brothers does not assume any duties or obligations in connection with, or as a result of, such access, (ii) it represents that it will not rely on the valuation analyses and will make no claim that it has done so, (iii) it will make no claim against Lehman Brothers that, in any way, relates to the valuation analyses or arises out of having access to the valuation analyses, and (iv) it will not distribute the valuation analyses to anyone, except if compelled by legal process. You agree that you will not use this information for any other purpose and that you will not name Lehman Brothers in any financial statement or other public document as having supplied such information to you, without Lehman Brothers’ prior approval. Lehman Brothers did not act as your financial advisor in connection with the development or structuring of the Class VIII HPUs.
Our view of estimated fair value of the Class VIII HPUs was determined based on our application of a standard option valuation methodology. The method for providing a valuation range can be summarized as follows:
1.	Calculate a range of projected share prices at December 31, 2007 for the Company and the Morgan Stanley REIT Index (the “RMS”).

2.	Calculate the probabilities for each pair (i.e., the Company and the RMS) of share price outcomes described in paragraph 1. The probabilities are calculated using historical volatilities for the share prices of the Company and the RMS as well as the historical correlation between the two share prices.

3.	Calculate the projected amount of the Outperformance Shareholder Value Added created for each outcome described in paragraph 1.

4.	Determine share equivalents for each pair of share prices by dividing the Outperformance Shareholder Value Added by corresponding projected 20-day volume weighted average share price for the Company at December 31, 2007.

5.	Determine the Class VIII HPU Value for each pair of share prices by multiplying the share equivalents by the present value of the Company’s projected dividend stream in perpetuity beyond December 31, 2007.

6.	Calculate the expected value of Class VIII HPUs by taking the sum of the products of the probabilities described in paragraph 2 multiplied by the Class VIII HPU Value determined in paragraph 5.
In addition, Lehman Brothers made several assumptions regarding both the Company and the RMS. The assumptions include but are not limited to the following: the projected share prices for both the Company and the RMS are based on Black-Scholes and risk neutral methodologies; average equity market capitalization for the Company was determined by taking a linear average of the initial plan price (as described in the Proxy) and the valuation date price; the Company maintains a constant number of shares and units throughout the valuation period; the 20-day volume weighted average share price for the Company at the end of the valuation period is equal to the share price at the end of the valuation period; the Company’s volatility, the RMS’s volatility and dividend yield as well as the correlation between the Company’s and the RMS’s stock prices are based on historical levels; the Company’s future dividend stream is a perpetual stream with constant growth; and discount rates and the risk free rate remain constant through the valuation period.

In addition, Lehman Brothers relied upon current information, assumptions and financial projections provided to Lehman Brothers by the Company. The information provided by the Company includes but is not limited to the following:
•	December 31, 2004 current shares and units outstanding as well as fully diluted shares and units outstanding,

•	The initial plan price (as described in the Proxy) for the share price of the Company, and

•	The projected dividend growth rate for the Company’s common stock.
The discount rate range used in our analysis was 20% to 30%. This discount rate range was derived by considering market views of public REITs’ long-term cost of equity capital and also considering the unique characteristics and restrictions associated with the Class VIII HPUs. Such characteristics and restrictions include, but are not limited to: i) Class VIII HPUs are illiquid and non-transferable; ii) Class VIII HPUs will not be registered securities; iii) Class VIII HPUs contain forfeiture restrictions; and iv) Class VIII HPUs contain no features for capital appreciation. While Class VIII HPUs can become liquid upon the change of control, there is no practical basis of which Lehman Brothers is aware for adjusting the discount rate or otherwise modeling this possibility.
Our view is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the close of trading on March 15, 2005; however, historical volatilities and correlations are based on the close of trading on December 31, 2004. Lehman Brothers assumes no obligation, and does not intend to update its view to reflect any changes in such conditions.
Based upon and subject to the foregoing, as indicated in the attached chart, we believe the estimated fair value for the Class VIII HPUs falls within a range of $470,000 to $1,120,000.

Sincerely,

LEHMAN BROTHERS INC.

HPU Value ($MM)

	Dividend Growth Rate
		0%	1%	2%	3%
Discount Rate	20%	0.86	0.94	1.02	1.12
	22%	0.75	0.81	0.88	0.96
	24%	0.66	0.71	0.77	0.83
	26%	0.58	0.63	0.68	0.73
	28%	0.52	0.56	0.60	0.64
	30%	0.47	0.50	0.53	0.57

March 15, 2006
The Board of Directors
Apartment Investment and Management Company
4582 South Ulster Street Parkway
Suite 1100
Denver, CO 80237
Ladies and Gentlemen:
Apartment Investment and Management Company (the “Company”) has requested that Lehman Brothers assist in providing valuation advice to the Company’s Board of Directors in connection with the Company’s issuance of Class IX High Performance Units of AIMCO Properties, L.P. (the “Class IX HPUs”) to certain employees and officers of the Company. Lehman Brothers is pleased to confirm its analysis provided to the Company as of March 15, 2006. As part of the analysis, the Company has provided Lehman Brothers: (i) terms and conditions for the Class IX HPUs, which are outlined in the Company’s 2006 definitive Proxy Statement expected to be filed in April 2006 (the “Proxy”) and (ii) financial projections for the Company. We understand that, pending shareholder approval, the Company will offer to sell the Class IX HPUs to management at a cost equal to the estimated fair value, which has been established by the AIMCO Board of Directors based in part on our valuation. Capitalized terms used herein refer to defined terms in the Proxy, unless otherwise indicated.
You should note that our analysis does not in any manner address the Company’s underlying business decision to proceed with or effect the issuance of the Class IX HPUs. For purposes of our analysis, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us by the Company without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.
This opinion is solely for the use and benefit of the Board of Directors of the Company and shall not be disclosed publicly or made available to, or relied upon by, any third party without our approval (except as may be required by applicable law, regulation or legal process). Notwithstanding the foregoing, (a) the Company may disclose publicly that it has obtained this opinion (provided it does not disclose that such opinion was provided by Lehman Brothers without Lehman Brothers prior written consent) and (b) the Company may disclose the valuation analyses prepared by Lehman Brothers to Ernst & Young LLP (“E&Y”), provided that prior to such disclosure E&Y agrees that (i) it does not acquire any rights as a result of such access and that Lehman Brothers does not assume any duties or obligations in connection with, or as a result of, such access, (ii) it represents that it will not rely on the valuation analyses and will make no claim that it has done so, (iii) it will make no claim against Lehman Brothers that, in any way, relates to the valuation analyses or arises out of having access to the valuation analyses, and (iv) it will not distribute the valuation analyses to anyone, except if compelled by legal process. You agree that you will not use this information for any other purpose and that you will not name Lehman Brothers in any financial statement or other public document as having supplied such information to you, without Lehman Brothers’ prior approval. Lehman Brothers did not act as your financial advisor in connection with the development or structuring of the Class IX HPUs.
Our view of estimated fair value of the Class IX HPUs was determined based on our application of a standard option valuation methodology. The method for providing a valuation range can be summarized as follows:
1.	Calculate a range of projected share prices at December 31, 2008 for the Company and the Morgan Stanley REIT Index (the “RMS”).

2.	Calculate the probabilities for each pair (i.e., the Company and the RMS) of share price outcomes described in paragraph 1. The probabilities are calculated using historical volatilities for the share prices of the Company and the RMS as well as the historical correlation between the two share prices.

3.	Calculate the projected amount of the Outperformance Shareholder Value Added created for each outcome described in paragraph 1.

4.	Determine share equivalents for each pair of share prices by dividing the Outperformance Shareholder Value Added by corresponding projected 20-day volume weighted average share price for the Company at December 31, 2008.

5.	Determine the Class IX HPU Value for each pair of share prices by multiplying the share equivalents by the present value of the Company’s projected dividend stream in perpetuity beyond December 31, 2008.

6.	Calculate the expected value of Class IX HPUs by taking the sum of the products of the probabilities described in paragraph 2 multiplied by the Class IX HPU Value determined in paragraph 5.
In addition, Lehman Brothers made several assumptions regarding both the Company and the RMS. The assumptions include but are not limited to the following: the projected share prices for both the Company and the RMS are based on Black-Scholes and risk neutral methodologies; average equity market capitalization for the Company was determined by taking a linear average of the initial plan price (as described in the Proxy) and the valuation date price; the Company maintains a constant number of shares and units throughout the valuation period; the 20-day volume weighted average share price for the Company at the end of the valuation period is equal to the share price at the end of the valuation period; the Company’s volatility, the RMS’s volatility and dividend yield as well as the correlation between the Company’s and the RMS’s stock prices are based on historical levels; the Company’s future dividend stream is a perpetual stream with constant growth; and discount rates and the risk free rate remain constant through the valuation period.

In addition, Lehman Brothers relied upon current information, assumptions and financial projections provided to Lehman Brothers by the Company. The information provided by the Company includes but is not limited to the following:
•	December 31, 2005 current shares and units outstanding as well as fully diluted shares and units outstanding,

•	The initial plan price (as described in the Proxy) for the share price of the Company, and

•	The projected dividend growth rate for the Company’s common stock.
The discount rate range used in our analysis was 20% to 30%. This discount rate range was derived by considering market views of public REITs’ long-term cost of equity capital and also considering the unique characteristics and restrictions associated with the Class IX HPUs. Such characteristics and restrictions include, but are not limited to: i) Class IX HPUs are illiquid and non-transferable; ii) Class IX HPUs will not be registered securities; iii) Class IX HPUs contain forfeiture restrictions; and iv) Class IX HPUs contain no features for capital appreciation. While Class IX HPUs can become liquid upon the change of control, there is no practical basis of which Lehman Brothers is aware for adjusting the discount rate or otherwise modeling this possibility.
Our view is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the close of trading on March 15, 2006; however, historical volatilities and correlations are based on the close of trading on December 31, 2005. Lehman Brothers assumes no obligation, and does not intend to update its view to reflect any changes in such conditions.
Based upon and subject to the foregoing, as indicated in the attached chart, we believe the estimated fair value for the Class IX HPUs falls within a range of $550,000 to $1,320,000.

Sincerely,

LEHMAN BROTHERS INC.

Lehman Brothers’ Range of Values for the Class IX HPUs ($MMs)
HPU Value ($MM)

		Dividend Growth Rate
		0%	1%	2%	3%
Discount Rate	20%	1.02	1.11	1.21	1.32
	22%	0.88	0.96	1.04	1.13
	24%	0.78	0.84	0.91	0.98
	26%	0.69	0.74	0.80	0.86
	28%	0.61	0.66	0.71	0.76
	30%	0.55	0.59	0.63	0.67